PEOPLES FIRST CORPORATION

September 30, 1997



Dear Shareholder:

Peoples First Corporation amended its Dividend Reinvestment and Stock Purchase Plan. Enclosed is a prospectus relating to the amended Plan. Please read it carefully. Changes made will take effect with the next dividend which is payable in November 1997.

Plan participants may continue to reinvest the dividends payable on all or a portion of their common shares to purchase additional shares. The recent amendment discontinues option cash payments. Peoples First's capital is at record levels and at this time, additional capital is not required to efficient operate our banking businesses. Any optional cash payments deposited with the Dividend Reinvestment Agent for the next dividend cycle will be returned to the participant.

As always, if you wish to obtain a new authorization form to change your investment option, or if you have any questions with respect to your participation in the Plan, the Dividend Reinvestment Agent for the Plan will be pleased to help you. Contact Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016-3572, telephone (800) 368-5948.

The Dividend Reinvestment Plan is a good opportunity for you to accumulate additional shares. You might consider periodic purchases through your stockbroker with any money you may have previously use for optional payments. We appreciate your interest in Peoples First.

Sincerely,

Aubrey W. Lippert
Chairman of the Board, President
  and Chief Executive Officer